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                          SECURITIES AND EXCHANGE
                                 COMMISSION
                           WASHINGTON, D.C. 20549


                            --------------------



                               SCHEDULE 14D-1

            Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934


                             (Amendment No. 3)


                            --------------------



                             Cordis Corporation
                         (Name of Subject Company)


                             Johnson & Johnson
                           JNJ Acquisition Corp.
                                 (Bidders)


                  Common Stock, Par Value $1.00 Per Share
                     (Including the Associated Rights)
                       (Title of Class of Securities)

                                  21852510
                   (CUSIP Number of Class of Securities)


                            --------------------



                           Joseph S. Orban, Esq.
                             Johnson & Johnson
                        One Johnson & Johnson Plaza
                      New Brunswick, New Jersey 08933
                               (908) 524-2488
        (Name, Address and Telephone Number of Persons Authorized to
          Receive Notices and Communications on Behalf of Bidders)


                            --------------------


                                  Copy to:
                          Robert A. Kindler, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000

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


          JNJ Acquisition Corp. and Johnson & Johnson hereby amend their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on October 19, 1995, as amended by Amendments No. 1 and 2, with respect to JNJ Acquisition Corp.'s offer to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Cordis Corporation, a Florida corporation, together with any associated rights, as set forth in this Amendment No. 3. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

Item 10.  Additional Information.

          As of October 26, 1995, J&J and the Purchaser filed an amended complaint that amended and added to certain factual allegations contained in, and added an additional count for relief that was not included in, the original complaint. A copy of such amended complaint is attached hereto as Exhibit (g)(5) and is incorporated herein by reference.

          On October 26, 1995, J&J issued a press release, a copy of which is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.

Item 11.  Material to be filed as Exhibits.

        (a)(11) Press Release, dated October 26, 1995.

          (g)(5) Amended complaint filed in Johnson & Johnson and JNJ Acquisition Corp. v. Cordis Corporation in the United States District Court for the Southern District of Florida as of October 26, 1995.

                                      SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 27, 1995



                                         JOHNSON & JOHNSON,


                                        By: /s/ James T. Lenehan
                                           ------------------------------
                                            Name:  James T. Lenehan
                                            Title: Member, Executive Committee



                                        JNJ ACQUISITION CORP.,


                                        By: /s/ Joseph S. Orban
                                           ------------------------------
                                            Name:  Joseph S. Orban
                                            Title: President

                             INDEX TO EXHIBITS



   Exhibit                                                    Sequentially
    Number               Exhibit                             Numbered Page


(a)(11)    Press Release, dated October 26,
           1995.....................................

(g)(5)     Amended complaint filed in Johnson &
           Johnson and JNJ Acquisition Corp. v.
           Cordis Corporation in the United States
           District Court for the Southern District
           of Florida as of October 26,
           1995......................................

                                                            Exhibit (a)(11)

                                                          Johnson & Johnson
                                                    New Brunswick, NJ 08933




Press Contact:        F. Robert Kniffin
                      (908) 524-3535
        (Home)        (609) 799-0369

Investor Contact:     Annie H. Lo
                      (908) 524-6491
        (Home)        (908) 580-1258


                                                      FOR IMMEDIATE RELEASE



                    JOHNSON & JOHNSON SUES TO INVALIDATE
                             CORDIS POISON PILL





          New Brunswick, N.J., October 26, 1995 -- Johnson & Johnson (NYSE:JNJ) announced today that it is amending its complaint against Cordis Corporation (NASDAQ:CORD) to invalidate Cordis' poison pill, the detailed terms of which were first revealed in a public filing late yesterday. The poison pill provides that even if the Cordis shareholders vote to remove and replace the current Board of Directors in a consent solicitation, only the Directors who were removed can redeem the poison pill. Johnson & Johnson said that the provision is clearly invalid under Florida law.

                                                             Exhibit (g)(5)


                        UNITED STATES DISTRICT COURT
                        SOUTHERN DISTRICT OF FLORIDA


---------------------------------------
JOHNSON & JOHNSON and
JNJ ACQUISITION CORP.,
                                                    CIV-HIGHSMITH
                          Plaintiffs,
                                                   Case No. 95-2295
              v.
                                                Magistrate Judge Turnoff
CORDIS CORPORATION,

                          Defendant.                FIRST AMENDED
                                                     COMPLAINT
---------------------------------------

          Johnson & Johnson and JNJ Acquisition Corp. ("JNJ"), as and for their first amended complaint, allege upon knowledge with respect to themselves and their own acts, and upon information and belief as to all other matters, as follows:

                            Nature of the Action

          1. Plaintiffs bring this action for injunctive and/or declaratory relief:

          (a) to prevent the anti-takeover devices and other defensive measures of defendant Cordis Corporation ("Cordis") from impeding or delaying plaintiffs' tender offer, proposed merger and consent solicitation, in violation of the fiduciary duties of Cordis's Board of Directors;

          (b) to prevent Cordis from otherwise taking actions that impede or delay plaintiffs' tender offer, proposed merger and consent solicitation, which will be made in compliance with all applicable laws, obligations and agreements.

                           Jurisdiction and Venue

          2. The Court has jurisdiction of the subject matter of this action pursuant to 28 U.S.C. ss.ss. 1331, 1332(a), 1337(a) and 1367(a). The plaintiffs and defendant are citizens of different states, and the matter in controversy exceeds the sum of $50,000, exclusive of interest and costs.

          3. Venue is proper in this district pursuant to 28 U.S.C. ss. 1391(a)-(c).

                                The Parties

          4. Plaintiff Johnson & Johnson is a New Jersey corporation with its principal place of business in New Jersey. Johnson & Johnson's principal line of business is the manufacture and sale of a broad range of products in the health care field. Johnson & Johnson owns common stock of Cordis.

          5. Plaintiff JNJ is a New Jersey corporation with its principal place of business in New Jersey. It is a wholly owned subsidiary of Johnson & Johnson, was organized to acquire control of Cordis, and has not conducted any unrelated activities since its organization. All outstanding shares of capital stock of JNJ are owned by Johnson & Johnson. JNJ owns common stock of Cordis.

          6. Defendant Cordis is a Florida corporation with its principal place of business in Miami, Florida. It is engaged in the business of designing, manufacturing and marketing medical devices, primarily angiographic catheters, neuroscience devices and other related medical devices.

                  The Offer, Proposed Merger and Consent Solicitation

          7. On October 19, 1995, Johnson & Johnson announced its intention to commence, through its wholly owned subsidiary, JNJ, a tender offer for all outstanding shares of Cordis common stock (together with the associated purchase rights issued in connection with Cordis's Poison Pill (as defined below in P. 30)), at the price of $100.00 per share (and associated right) net to the seller in cash (the "Offer"). The Offer is conditioned, inter alia, upon: (i) valid tender of a majority of all outstanding shares on a fully diluted basis of Cordis's common stock; (ii) redemption, invalidation or inapplicability of the Poison Pill; (iii) inapplicability of Fla. Stat. ss. 607.0901 or approval of the Proposed Cash Merger (as defined below in P. 8) by Cordis's Board of Directors pursuant to the provisions of Fla. Stat. ss. 607.0901; and (iv) inapplicability of Fla. Stat. ss. 607.0902 or approval of the

Offer by Cordis's Board of Directors pursuant to the provisions of Fla. Stat. ss. 607.0902. The Offer is not subject to any condition relating to plaintiffs' ability to finance the Offer or the Proposed Cash Merger.

          8. As soon as practicable following consummation of the Offer, Johnson & Johnson will seek to have Cordis consummate a merger with JNJ or another direct or indirect wholly owned subsidiary of Johnson & Johnson (the "Proposed Cash Merger"). The purpose of the Proposed Cash Merger is to acquire all shares not tendered and purchased pursuant to the Offer or otherwise. Pursuant to the Proposed Cash Merger, each then outstanding share (other than shares owned by JNJ, Johnson & Johnson or any of their subsidiaries, shares held in the treasury of Cordis and shares owned by shareholders who perfect any available dissenters' rights under the Florida Business Corporation Act) would be converted into the right to receive an amount in cash equal to the price per share paid pursuant to the Offer.

          9. With the announcement of the Offer, Johnson & Johnson also announced that it is prepared to pay $105.00 per share in a negotiated stock-for-stock tax-free merger, which would be accounted for as a pooling of interests (the "Stock Merger"). In the tender offer materials JNJ stated that if Cordis did not promptly agree to effect the Stock Merger, JNJ intended to solicit written consents from Cordis's shareholders to remove and replace Cordis's current Board of Directors and to take such other actions as are deemed necessary at the time.

          10. In view of Cordis's response to the Offer, plaintiffs intend to solicit written consents from Cordis's shareholders (the "Consent Solicitation") for the following purposes (the "Proposals"): (i) to remove all nine of the present members of the Board of Directors of Cordis; (ii) to amend Section 2 of Article II of Cordis's By-laws to fix the number of directors of Cordis at three; (iii) to elect three nominees to serve as directors of Cordis (the "New Directors"); and (iv) to repeal each provision of Cordis's By-laws or amendment thereto adopted subsequent to April of 1977 and prior to the effectiveness of the Proposals.

          11. The Consent Solicitation is designed to facilitate the Stock Merger. If elected, the New Directors intend to discharge fully their obligations owing to Cordis and its shareholders under Florida law. Subject to such obligations, the New Directors intend to (a) redeem the Poison Pill (or amend it to make it inapplicable to the Stock Merger); (b) approve, submit and recommend to the shareholders of Cordis approval of, the Stock Merger; and (c) take such other action as may be required to expedite the prompt consummation of the Stock Merger. If a transaction, other than the Stock Merger, offering more value to Cordis's shareholders is purposed, the New Directors intend to take actions to facilitate such a transaction, subject in all cases to fulfillment of their obligations as directors of Cordis.

          12. The Consent Solicitation is not a request for the tender of shares of Cordis stock; it is not an offer with respect to such a tender; and it is not a solicitation of proxies to vote with respect to any matter. By executing and delivering a consent, a Cordis shareholder is exercising such shareholder's own voting power and is not authorizing any other person to vote with respect to any matter.

          13. On October 24, 1995, plaintiffs delivered to the Secretary of Cordis a written request that the Board of Directors fix a record date for the Consent Solicitation.

          14. The purpose of the Offer and the Proposed Cash Merger is to enable Johnson & Johnson, if it is not able to effect a combination or merger with Cordis through the Stock Merger, to acquire control of, and the entire equity interest in, Cordis. The purpose of the Stock Merger is to acquire control of, and the entire equity interest in, Cordis.

          15. The Offer and Stock Merger are clearly in the best interests of Cordis's shareholders. The Offer is a fully financed, all cash offer, available to all Cordis shareholders, for all outstanding shares; it is not "front-end loaded" or otherwise coercive in nature. The Stock Merger is likewise for all outstanding shares; it is not "front-end loaded" or otherwise coercive in nature. The

Offer price and the Stock Merger price are pre-emptive and represent a full and fair value to Cordis's shareholders.

          16. The Offer and Stock Merger provide Cordis's shareholders with the opportunity to realize a substantial premium over the market price of their shares prior to announcement of the Offer. The Offer price and the Stock Merger price represent a substantial premium over the market price of Cordis shares prior to July 18, 1995, the date on which it was incorrectly reported in the press that there were merger discussions between Johnson & Johnson and Cordis, which has since then bolstered the market price of Cordis shares. The Offer price and Stock Merger price also represent a substantial premium over the market price of the shares immediately prior to announcement of the Offer. On the last Nasdaq National Market trading day before announcement of the Offer, the last reported sale quotation of Cordis shares on the Nasdaq National Market was $86.00 per share.

          17. The Offer, Proposed Cash Merger, Consent Solicitation and Stock Merger do not pose any threat to the interests of Cordis's shareholders or to Cordis's corporate policy and effectiveness.

          18. The Offer, Proposed Cash Merger, Consent Solicitation and Stock Merger comply or will comply with all applicable laws, obligations and agreements. The tender offer documents fairly disclose all information material to the decision of Cordis's shareholders whether to accept or reject the Offer, in compliance with plaintiffs' obligations under the securities laws. The Consent Solicitation materials will fully disclose all information material to the decision of Cordis's shareholders in compliance with plaintiffs' obligations under the securities laws. Plaintiffs have made the filings required by the Hart-Scott-Rodino Act.

          19. The Offer, Proposed Cash Merger and Stock Merger cannot be completed successfully unless Cordis's anti-takeover devices are removed. Certain of Cordis's anti-takeover devices are also designed to prevent or impede the consummation of the Consent Solicitation and Stock Merger. Given the nature of the Offer and the Stock Merger and their benefits, Cordis should remove these barriers and assist plaintiffs in obtaining any necessary regulatory approvals. In any event, Cordis should not be permitted to attempt to delay consummation of the Offer, Proposed Cash Merger, Consent Solicitation or Stock Merger by litigation in other forums, including litigation on the propriety of its anti-takeover devices.

               Contacts Between Johnson & Johnson and Cordis

          20. Cordis is unwilling even to meet to consider or discuss a combination or merger with Johnson & Johnson.

          21. On September 6, 1995, Mr. Ralph S. Larsen, Chairman of the Board and Chief Executive Officer of Johnson & Johnson telephoned Dr. Robert Q. Marston, then Chairman of the Board of Cordis, to advise him of Johnson & Johnson's interest in meeting with representatives of Cordis to discuss a combination or merger on a negotiated basis. Larsen briefly outlined the strategic advantages to both Cordis and Johnson & Johnson of a combination. Marston explained to Larsen that he would be stepping down as Chairman of the Board of Cordis in October and that Mr. Robert C. Strauss, the President and Chief Executive Officer of Cordis, would be his successor as Chairman. Marston told Larsen that he would get back to him following consultation with Mr. Richard W. Foxen, a Director of Cordis. Foxen telephoned Larsen later that day, and Larsen advised Foxen of Johnson & Johnson's desire to meet with representatives of Cordis as soon as possible. Larsen described Johnson & Johnson's decentralized operating philosophy and indicated Johnson & Johnson's intention to leave Cordis as an autonomous operating company within Johnson & Johnson's family of companies. Foxen agreed that he and Marston would meet with Larsen on September 12 in New York City.

          22. At the meeting on September 12, 1995, Larsen and Mr. Robert
N. Wilson, Vice Chairman of Johnson & Johnson, reviewed with Marston and Foxen the reasons that a combination of Johnson & Johnson and Cordis was in the best interests of all parties, and expressed Johnson & Johnson's interest in moving forward with a transaction to be structured as a stock-for-stock tax-free merger to be accounted for as a pooling-of-interests. Larsen and Wilson again emphasized Johnson & Johnson's desire to keep Cordis intact and autonomous in its current location in Florida.

          23. On September 13, 1995, Marston telephoned Larsen and informed him that he had reviewed the prior discussions with other Directors of Cordis as well as with Strauss. Marston then requested that Larsen telephone Strauss. Larsen immediately telephoned Strauss, and outlined the strategic basis for a business combination and emphasized that he would like to meet as soon as possible to discuss a negotiated transaction. Strauss tentatively agreed to a meeting on either September 21 or 22, and said he would call Larsen on September 15 to confirm the date of the meeting. On September 15, 1995, Larsen called Strauss and they scheduled the meeting for September 21, 1995.

          24. On September 19, 1995, Strauss telephoned Larsen and informed him that there had been a telephonic meeting of the Board of Directors of Cordis at which it was decided that it would be premature to meet with representatives of Johnson & Johnson until after the Annual Meeting of shareholders of Cordis, scheduled for October 10, 1995. Larsen inquired as to the reason for the delay and Strauss responded that the Board of Directors of Cordis wanted time to do an evaluation of Cordis. Larsen agreed to postpone the meeting until after Cordis's Annual Meeting.

          25. On October 11, 1995, Strauss telephoned Larsen and stated that the Board of Directors of Cordis had met and had determined that Cordis should remain independent, and that Strauss should not meet with Johnson & Johnson. Larsen inquired as to how this determination could have been made without the Board being informed of the terms that Johnson & Johnson would propose, the strategic reasons for a combination and the benefits to Cordis's shareholders, employees and customers of a combination or merger. Strauss responded that he was not authorized to meet, and would not meet, with Larsen. Larsen asked Strauss to reconsider and again expressed a desire for a negotiated combination or merger.

        Cordis's Anti-Takeover Devices and Other Defensive Measures

          26. Cordis has available various anti-takeover devices and other defensive measures-- including a "Poison Pill," the Florida Affiliated Transactions Statute, Fla. Stat. ss. 607.0901 ("Section 607.0901"), and the Florida Control-Share Acquisitions Statute, Fla. Stat. ss. 607.0902 ("Section 607.0902")--which may be used or relied upon to block or to attempt to block the Offer, Proposed Cash Merger, Consent Solicitation and Stock Merger.

          27. Cordis has also amended its By-laws in an effort to prevent or inhibit the Offer, Proposed Cash Merger, Consent Solicitation and Stock Merger. In light of its opposition to a combination or merger, Cordis may also attempt to use other defensive measures in order to prevent the shareholders from deciding upon the merits of plaintiffs' proposals for themselves.

          28. Given the nature of the Offer and the Stock Merger and their substantial value to Cordis's shareholders, use of or reliance upon Cordis's anti-takeover devices or other defensive measures against the Offer, Proposed Cash Merger, Consent Solicitation or Stock Merger represents an unreasonable response to the Offer, Proposed Cash Merger, Consent Solicitation and Stock Merger, forecloses effective shareholder action and is in violation of the fiduciary duties owed to plaintiffs.

          29. Cordis's shareholders have previously rejected at least one potential anti-takeover device, despite the recommendation of Cordis's Board of Directors. In Cordis's September 15, 1995 Proxy Statement, the Cordis Board of Directors recommended that Cordis's shareholders adopt an amendment to Article III of Cordis's Restated Articles of Incorporation to increase the authorized number of shares of common stock of Cordis from fifty million shares to one hundred fifty million shares. In describing this proposed amendment, the Proxy Statement stated, inter alia:

               "the mere existence of such a block of authorized but unissued shares, and the Board's ability to issue such shares without shareholder approval, might deter a bidder from seeking to acquire shares of the Company on an unfriendly basis."

          At Cordis's Annual Meeting, on October 10, 1995, Cordis's shareholders rejected this proposal.

Poison Pill

          30. On or about October 13, 1995, only days after Cordis's shareholders rejected the adoption of the Board-recommended anti-takeover device and only days after Cordis stated its unwillingness even to meet to discuss or consider a combination or merger with Johnson & Johnson, Cordis announced that its Board of Directors had adopted a poison pill rights agreement (the "Poison Pill"). The adoption of the Poison Pill in these circumstances represents the Board's attempt to block plaintiffs from proceeding with their acquisition of Cordis.

          31. As part of the Poison Pill, the Board authorized and declared a dividend of one capital stock purchase right (a "Right") per share of common stock of Cordis, payable to shareholders of record as of the close of business on October 23, 1995. The Rights will expire on October 13, 2005 (the "Final Expiration Date"), unless the Rights are earlier redeemed or the final Expiration Date is extended.

          32. Each Right initially entitles the holder to purchase one share of Cordis common stock at a price of $375 (the "Purchase Price"). The number of shares a holder can purchase per Right is subject to adjustment as described below.

          a. In the event that any person (an "Acquiring Person") becomes the beneficial owner of 15 percent or more of the outstanding shares of Cordis common stock (except pursuant to a cash offer for all outstanding shares of Cordis common stock, which offer has been determined to be fair and in the best interests of Cordis and its shareholders by a majority of those Cordis directors who are not officers of Cordis and who are Continuing Directors (as defined therein)), then each holder of a Right, other than an Acquiring Person, is entitled, after exercising the Right and tendering the Purchase Price, to receive common stock having a market value equal to two times the Purchase Price. The effect of this provision is to entitle the holder of a Right to purchase Cordis common stock having a value of $750 after paying the Purchase Price of only $375. This provision becomes effective after Cordis's right of redemption has expired.

          b. In the event that Cordis is acquired pursuant to a merger or other business combination in which (1) Cordis is not the surviving corporation or (2) Cordis is the surviving corporation, but all of its outstanding common stock is exchanged for the securities of another entity, the holder of a Right, other than an Acquiring Person, is entitled, after exercising the Right and tendering the Purchase Price, to receive common stock of the acquiring company having a market value equal to two times the Purchase Price. This provision becomes effective after Cordis's right of redemption has expired.

          33. The Poison Pill provides that the Rights do not become exercisable until after the "Distribution Date." The Distribution Date is defined as the earlier of (a) the close of business on the tenth day after the first public announcement that a person has acquired beneficial ownership of 15 percent or more of the outstanding shares of Cordis common stock or (b) the close of business on the tenth business day (or such later date as determined by the Continuing Directors (as defined therein)) following the commencement of a tender offer the consummation of which would result in the beneficial ownership by a person of 15 percent or more of the outstanding shares of common stock.

          34. At any time prior to the earlier of (a) the close of business on the tenth day following the announcement that a person is the beneficial owner of 15 percent or more of the outstanding shares of common stock (the "Stock Acquisition Date") or (b) the Final Expiration Date, Cordis's Board, subject to the restrictions discussed below, may redeem the Rights in whole, but not in part, at a price of $.005 per Right.

          35. The Board's ability to redeem the Rights, however, is purportedly restricted by a provision of the Poison Pill that serves no purpose other than to entrench the current Board (the "Redemption Restriction"). Under this provision, in the event that redemption by the Board occurs after (a) a person becomes the beneficial owner of 15 percent or more of the outstanding shares of Cordis common stock (becomes an Acquiring Person) or (b) a majority of the members of the Board have been replaced pursuant to a proxy or consent solicitation or pursuant to a vote or written consent in which a person participating in the solicitation, vote or consent has stated that it intends to become an Acquiring Person, then redemption by the Board is only effective if that Board includes "Continuing Directors" and a majority of the Continuing Directors concurred with the decision to redeem the Rights. "Continuing Directors" is defined as directors who were members of the Board on October 13, 1995 or whose nomination was approved or recommended by a majority of the Continuing Directors. In an instance where a majority of the members of the Board have been replaced pursuant to a proxy or consent solicitation, the need for the Continuing Directors to approve the redemption of the Rights is obviated only if (1) concurrently with the proxy or consent solicitation the person intending to become an Acquiring Person is also making a cash tender offer for all outstanding shares of Cordis common stock and (2) a majority of the Continuing Directors who are not officers of Cordis have determined that the tender offer is fair to shareholders and is in the best interests of Cordis and its shareholders.

          36. As an alternative to redemption, Cordis's Board can also amend the Poison Pill to make it inapplicable to the Offer and Proposed Cash Merger. However, the provision of the Poison Pill allowing amendment by the Board also requires that amendments to the Poison Pill be approved by a majority of Continuing Directors (the "Amendment Restriction").

          37. Cordis's Poison Pill is designed to make it prohibitively expensive to acquire control of Cordis, and thus allows the Board to withhold approval of the Offer and Proposed Cash Merger regardless of the interests of Cordis's shareholders. Given the nature and value of the Offer and the Stock Merger, Cordis should redeem the Rights under the provisions of the Poison Pill, or amend the Poison Pill to make the Rights inapplicable to the Offer and Proposed Cash Merger, to enable the shareholders to exercise their right as the owners of Cordis to decide upon the merits of the Offer for themselves.

          38. The failure to redeem the Rights or amend the Poison Pill violates the fiduciary duties owed to plaintiffs because it will deny plaintiffs meaningful access to or control over the assets of Cordis and will hinder or prevent plaintiffs from exercising their fundamental shareholder rights under Florida law. Plaintiffs will suffer irreparable injury as a result of the loss of the unique opportunity to acquire control of Cordis.

          39. The Redemption Restriction and the Amendment Restriction (collectively, the "Restrictions") also purport to allow the current Board to withhold approval of the Stock Merger, even if that Board is replaced by a vote of the shareholders of Cordis through the Consent Solicitation. Under the Restrictions, the New Directors are purportedly without power or authority to redeem the Rights or amend the Poison Pill so that the Stock Merger may go forward.

          40. Under Florida law, the shareholders of Cordis have the right to elect and remove directors. Subject only to limitations contained in the articles of incorporation, the duly elected directors are empowered to exercise all corporate powers and to direct the management of the business and affairs of the corporation.

          41. Because the Restrictions, which are not contained in the Articles of Incorporation of Cordis, purport to prevent future directors from exercising certain corporate powers and to limit the ability of future directors to direct the management of the business and affairs of the corporation, the Restrictions violate Florida law.

          42. The Restrictions are a blatant attempt to entrench the current Board and to deny the shareholders of Cordis the opportunity to decide for themselves whether to accept plaintiffs' proposals as set forth in the Consent Solicitation. The adoption of the Restrictions is in violation of Cordis's Board's fiduciary duties, is designed to prevent future directors from acting in the best interests of the company and represents an intentional effort by the current Board to manipulate the corporate machinery so as to prevent the effectiveness of a shareholder vote pursuant to the Consent Solicitation.

          43. The adoption of the Restrictions also violates the fiduciary duties owed to plaintiffs because it will deny plaintiffs meaningful access to or control over the assets of Cordis and will hinder or prevent plaintiffs from exercising their fundamental shareholder rights under Florida law.

Until the Restrictions are declared invalid or immediately revoked, plaintiffs will continue to suffer irreparable injury because Cordis's shareholders will be wrongfully deterred from giving their consents to the Proposals in the Consent Solicitation, thereby depriving plaintiffs of the unique opportunity to acquire control of Cordis.

Florida Control-Share Acquisitions Statute,
Section 607.0902

          44. Section 607.0902, entitled "Control-share acquisitions," applies to any corporation (an "Issuing Public Corporation") that has not opted out of the statute's coverage that (i) has 100 or more shareholders;
(ii) has its principal place of business, its principal office, or substantial assets within Florida; and (iii) has either (a) more than 10 percent of its shareholders resident in Florida, (b) more than 10 percent of its shares owned by residents of Florida, or (c) 1000 shareholders resident in Florida. Cordis has not opted out of the statute's coverage.

          45. Section 607.0902 provides that shares in a corporation that are acquired in a control share acquisition have voting rights only to the extent authorized by a majority of shareholders other than holders of interested shares (defined to include shares which are beneficially owned by an acquiring person, any officer of the issuing corporation or any employee of the corporation who is also a director). A control share acquisition is defined, inter alia, as the acquisition of beneficial ownership of shares with (i) one-fifth or more but less than one-third of all voting power; (ii) one-third or more but less than a majority of all voting power; or (iii) a majority or more of all voting power. A control share acquisition does not include an acquisition which has been approved by the board of directors of the Issuing Public Corporation.

          46. The Consent Solicitation is not a control share acquisition.

          47. The effect of Section 607.0902 is that shares acquired in an unsolicited tender offer only carry voting rights to the extent authorized by a majority of holders of shares other than those already acquired in the tender offer. Moreover, the shareholder vote on the resolution regarding the voting rights to be accorded the acquiror's control shares is not required to be taken until the next scheduled special or annual meeting of shareholders, unless the acquiring person delivers a control share acquisition statement to the Issuing Public Corporation, requests a special meeting of shareholders for the specific purpose of determining control share voting rights, and agrees to pay the Issuing Public Corporation's expenses for the special meeting. In that event, the directors of the Issuing Public Corporation may wait for up to 50 days after receipt of the demand by the acquiring person before holding the special meeting.

          48. Given the nature and value to Cordis's shareholders of the Offer, Cordis should approve the Offer so that Section 607.0902 will be inapplicable, take no steps to apply or enforce the provisions of Section 607.0902, and should permit the Offer to proceed unhindered so that Cordis's shareholders can decide upon its merits for themselves.

          49. The failure to approve the Offer violates the fiduciary duties owed to plaintiffs because it will deny plaintiffs meaningful access to or control over the assets of Cordis and will hinder or prevent plaintiffs from exercising their fundamental shareholder rights under Florida law. Plaintiffs will suffer irreparable injury as a result of the loss of the unique opportunity to acquire control of Cordis.

Florida Affiliated Transactions Statute,
Section 607.0901

          50. Section 607.0901, entitled "Affiliated Transactions," applies to any Florida corporation that has not opted out of the statute's coverage. Cordis has not opted out of the statute's coverage. Section
607.0901 also applies to foreign corporations that satisfy certain statutory requirements.

          51. Section 607.0901 was designed to impede coercive and inadequate tender offers and to assure that shareholders in a hostile takeover receive a fair price in a second-step merger. Section 607.0901 provides that if a person acquires more than ten percent of a corporation's voting shares (thereby becoming an "Interested Shareholder"), such Interested Shareholder may not engage in an "Affiliated Transaction" (defined to include a merger or consolidation) with the corporation. However, Section 607.0901 will not prohibit an Affiliated Transaction under various differing circumstances, including any instance in which the Affiliated Transaction has been approved by a majority of the Disinterested Directors (as therein defined).

          52. Given the nature and value to Cordis's shareholders of the Offer, Cordis should approve the Proposed Cash Merger so that Section
607.0901 will be inapplicable, take no steps to apply or enforce the provisions of Section 607.0901 and should permit the Offer to proceed unhindered so that Cordis's shareholders can decide upon its merits for themselves.

          53. The failure to approve the Proposed Cash Merger violates the fiduciary duties owed to plaintiffs because it will deny plaintiffs meaningful access to or control over the assets of Cordis and will hinder or prevent plaintiffs from exercising their fundamental shareholder rights under Florida law. Plaintiffs will suffer irreparable injury as a result of the loss of the unique opportunity to acquire control of Cordis.

Restrictive By-law Amendment

          54. On October 23, 1995, the Board of Directors of Cordis approved an amendment to Cordis's By-laws relating to fixing the record date for determining the shareholders entitled to consent to corporate action in writing without a meeting (the "Record Date By-law")

          55. Prior to the adoption of the Record Date By-law, Cordis's By-laws did not contain any provision relating to fixing the record date for a consent solicitation. Under Florida law, absent a by-law to the contrary, the record date is fixed as the date on which the first written consent is delivered to the company.

          56. Under the terms of the Record Date By-law, the Board of Directors of Cordis is empowered to fix the record date. The obligation of the Board of Directors to fix a record date is triggered by the receipt by the Secretary of Cordis of either a request that the Board of Directors fix a record date (the "Record Date Demand") or the first written consent. However, under the Record Date By-law, the Board of Directors may wait ten business days after receipt of the Record Date Demand or the first written consent, whichever is earlier, before meeting to adopt a resolution to fix the record date. Moreover, under the Record Date By-law, the Board of Directors may fix the record date as late as ten business days after the date that the Board of Directors adopts the resolution fixing the record date. In short, by adopting the Record Date By-law, the Board of Directors of Cordis has given itself the power to postpone the record date by twenty business days.

          57. No reasonable business purpose is served by delaying the fixing of the record date in the manner allowed by the Record Date By-law. The Record Date By-law was adopted in response to plaintiffs' announcement of their intent to commence a consent solicitation to, inter alia, replace the current directors of Cordis, and was intended to entrench the current management and directors of Cordis and to delay or impede the Consent Solicitation and the Stock Merger.

          58. Adoption of the Record Date By-law represents an unreasonable response to the Offer, Proposed Cash Merger, Consent Solicitation and Stock Merger, represents an intentional effort by the current Board to manipulate the corporate machinery so as to prevent the effectiveness of a shareholder vote pursuant to the Consent Solicitation and demonstrates the bad faith of Cordis's current Board of Directors.

          59. Plaintiffs have nonetheless sought to comply with the Record Date By-law. On October 24, 1995, JNJ delivered a written request to Cordis requesting that the Board of Directors of Cordis fix a record date as soon as possible for plaintiffs' consent solicitation.

                             Irreparable Injury

          60. Cordis's use of or reliance upon its anti-takeover devices and other defensive measures to obstruct the Offer, Proposed Cash Merger, Consent Solicitation or Stock Merger will deny plaintiffs meaningful access to or control over the assets of Cordis, will hinder or prevent plaintiffs from exercising their fundamental shareholder rights under Florida law and will cause plaintiffs irreparable injury as a result of the loss of the unique opportunity to acquire control of Cordis. These injuries will be suffered directly by plaintiffs and are separate and distinct from the injuries that such actions will cause Cordis's other shareholders, who will be deprived of the fundamental right to decide for themselves whether or not to accept the Offer and to sell their shares for a substantial premium.

          61. Plaintiffs have no adequate remedy at law. Only through the exercise of the Court's equitable powers will plaintiffs be protected from immediate and irreparable injury. Unless the Court enjoins the application of Cordis's anti-takeover devices to the Offer, Proposed Cash Merger, Consent Solicitation and Stock Merger and enjoins Cordis from impeding the Offer, Proposed Cash Merger, Consent Solicitation or Stock Merger by any other defensive measures, including litigation in other forums, plaintiffs will be precluded from consummating the Offer, which is conditioned on removal or inapplicability of Cordis's anti-takeover devices, will be denied any meaningful access to or control over the assets of Cordis and will be hindered in or prevented from exercising their fundamental shareholder rights under Florida law. Should that occur, plaintiffs will have lost the unique opportunity to acquire control of Cordis.

                             Declaratory Relief

          62. The Court may grant the declaratory relief sought herein pursuant to 28 U.S.C. ss. 2201 and Fed. R. Civ. P. 57. Cordis's expressed unwillingness even to meet to consider or discuss a combination or merger with plaintiffs and the recent adoption of the Poison Pill and the Record Date By-law demonstrate that there is a substantial controversy between the parties. The adverse legal interests of the parties are real and immediate. The granting of the requested declaratory relief will serve the public interest by affording relief from uncertainty and by avoiding delay and will conserve judicial resources by avoiding piecemeal litigation.

                                       COUNT ONE
                                  (INJUNCTIVE RELIEF)

          63. Plaintiffs repeat, reaver, and incorporate each averment contained in Paragraphs 1 through 62 of this Complaint as if fully set forth herein.

          64. The Offer is fully financed; it is non-coercive and non-discriminatory; it is fair to Cordis's shareholders; and it represents a substantial premium over the market price of Cordis shares.

          65. The Stock Merger is not subject to a financing condition; it is non-coercive and non-discriminatory; it is fair to Cordis's shareholders; and it represents a substantial premium over the market price of Cordis's shares.

          66. The Offer, Proposed Cash Merger, Consent Solicitation and Stock Merger comply with all applicable laws, obligations, and agreements and pose no threat to the interests of Cordis's shareholders or to Cordis's corporate policy or effectiveness. Use of or reliance upon Cordis's anti-takeover devices or any other defensive measures to prevent Cordis's shareholders from deciding for themselves whether or not to accept the Offer and whether or not to consent to plaintiffs' proposals set forth in the Consent Solicitation is not proportionate to any threat posed, nor within the range of reasonable responses to the Offer, Proposed Cash Merger, Consent Solicitation or Stock Merger, forecloses effective shareholder action and is in breach of the fiduciary duties owed to plaintiffs. Plaintiffs seek injunctive relief against such breaches of fiduciary duties.

                                 COUNT TWO
                    (DECLARATORY AND INJUNCTIVE RELIEF)

          67. Plaintiffs repeat, reaver and incorporate each averment contained in Paragraphs 1 through 62 of this Complaint as if fully set forth herein.

          68. The Redemption Restriction and the Amendment Restriction violate Florida law and were adopted in violation of the fiduciary duties of the Board of Directors of Cordis in an attempt to manipulate the corporate machinery so as to entrench the current Board of Directors and to prevent future directors from acting in the best interests of the company.

          69. The adoption of the Restrictions also violates the fiduciary duties owed to plaintiffs because it will deny plaintiffs meaningful access to or control over the assets of Cordis and will hinder or prevent plaintiffs from exercising their fundamental shareholder rights under Florida law.

          70. Plaintiffs seek injunctive declaratory relief against the operation or enforcement of these illegal provisions and against these continuing breaches of fiduciary duty.

                                COUNT THREE
                    (DECLARATORY AND INJUNCTIVE RELIEF)

          71. Plaintiffs repeat and reaver as if fully set forth herein each averment in Paragraphs 1 through 62 of this Complaint.

          72. The Offer, Proposed Cash Merger, Consent Solicitation and Stock Merger comply or will comply with all applicable laws, obligations and agreements. Given the nature of the Offer and its benefits, Cordis should assist plaintiffs in obtaining any necessary regulatory approvals. In any event, Cordis should not be permitted to attempt to delay consummation of the Offer, Proposed Cash Merger, Consent Solicitation or Stock Merger by litigation in other forums. To prevent any unnecessary impediment to consummation of the Offer, Proposed Cash Merger, Consent Solicitation or Stock Merger, plaintiffs seek declaratory and injunctive relief against Cordis's commencement of proceedings in any forum other than this Court which would impede their commencement, continuation or consummation.

WHEREFORE, plaintiffs respectfully request that this Court enter an order:

          (a) enjoining Cordis, its directors, officers, successors, agents, servants, subsidiaries, employees and attorneys, and all persons acting in concert or participating with them, from taking any steps to impede or frustrate the ability of Cordis's shareholders to consider and make their own determination as to whether to accept the terms of the Offer or to give or withhold consent to the terms of the Consent Solicitation, or taking any other action to thwart or interfere with the Offer, Proposed Cash Merger, Consent Solicitation or Stock Merger;

          (b) compelling Cordis to redeem the Rights associated with the Poison Pill or to amend the Poison Pill so as to make the Rights inapplicable to the Offer and Proposed Cash Merger, and enjoining Cordis, its directors, officers, successors, agents, servants, subsidiaries, employees and attorneys, and all persons acting in concert or participating with them, from taking any action to implement, distribute or recognize any rights or powers with respect to said Rights (other than to redeem the Rights), and from taking any actions pursuant to the Poison Pill that would dilute or interfere with plaintiffs' voting rights or in any other way discriminate against plaintiffs in the exercise of their rights with respect to their Cordis stock;

          (c) compelling Cordis to approve the Offer and the Proposed Cash Merger for the purposes of Sections 607.0901 and 607.0902, and enjoining Cordis, its directors, officers, successors, agents, servants, subsidiaries, employees and attorneys, and all persons acting in concert or participation with them, from taking any actions to enforce or apply Sections 607.0901 and 607.0902 that would interfere with the commencement, continuation or consummation of the Offer or Proposed Cash Merger;

          (d) declaring and adjudging that the Restrictions are in violation of Florida law and the fiduciary duties owed to plaintiffs and all other Cordis shareholders; and compelling Cordis to revoke the Restrictions and enjoining Cordis, its directors, offers, successors, agents, servants, subsidiaries, employees and attorneys, and all persons acting in concert or participation with them, from taking any actions to enforce or apply the Restrictions that would interfere with plaintiffs' voting rights; discriminate in any way against plaintiffs in the exercise of their rights with respect to their Cordis stock; impede or frustrate the ability of Cordis's shareholders to consider and make their own determination as to whether to accept the terms of the Offer or to give or withhold consent to the terms of the Consent Solicitation; or otherwise interfere, impede or delay the commencement, continuation or consummation of the Offer, Proposed Cash Merger, Consent Solicitation or Stock Merger;

          (e) declaring and adjudging that the Offer, Proposed Cash Merger, Consent Solicitation and Stock Merger comply with all applicable laws, obligations and agreements;

          (f) declaring and adjudging that Cordis, its directors, officers, successors, agents, servants, subsidiaries, employees and attorneys, and all persons acting in concert or participation with them, may not commence, and enjoining them from commencing, in any forum other than this Court, any judicial proceedings that would require litigation, by way of claim, defense or counterclaim, of any of the claims, defenses or counterclaims which may be asserted in this lawsuit and that would delay or impede commencement, continuation or consummation of the Offer, Proposed Cash Merger, Consent Solicitation or Stock Merger, including, without limitation, any proceedings challenging the Offer, Proposed Cash Merger, Consent Solicitation or Stock Merger or seeking to enforce, apply or declare the validity of any of Cordis's anti-takeover devices or other defensive measures;

          (g) awarding plaintiffs their costs and disbursements in this action, including reasonable attorneys' fees; and

          (h) granting such other and further relief as to the Court seems just and proper.

Dated: October 26, 1995

                                   GREENBERG, TRAURIG, HOFFMAN, LIPOFF,
                                   ROSEN & QUENTEL, P.A.
                                   1221 Brickell Avenue
                                   Miami, FL 33131
                                   Telephone:  (305) 579-0500
                                   Facsimile:  (305) 579-0717


                                   By:
                                        /s/ David L. Boss
                                      -----------------------------------
                                                DAVID L. ROSS
                                          Florida Bar No. 270954
                                          PEDRO J. MARTINEZ-FRAGA
                                          Florida Bar No. 752282
                                                C. RYAN REETZ
                                          Florida Bar No. 934062

                                   Attorneys for Plaintiffs
                                   Johnson & Johnson and
                                   JNJ Acquisition Corp.

                           CERTIFICATE OF SERVICE

     I HEREBY CERTIFY that a true and correct copy of the foregoing document was served by hand delivery upon Defendant Cordis Corporation, c/o Daniel G. Hall, Registered Agent, 14201 N.W. 60th Avenue, Miami, Florida 33014, this 26th day of October, 1995.


                                             /s/ David L. Ross
                                            -------------------------
                                                  David L. Ross